RESTATED CHARTER

OF

FIRST HORIZON NATIONAL CORPORATION

Pursuant to the provisions of Section 48-20-107 of the Tennessee Business Corporation Act, the undersigned Corporation adopts the following Restated Charter:

1.	NAME.

The name of the Corporation shall be:

FIRST HORIZON NATIONAL CORPORATION.

2.	DURATION.

The duration of the Corporation is perpetual.

3.	ADDRESS.

The address of the principal office of the Corporation in the State of Tennessee shall be: 165 Madison Avenue, Memphis, Tennessee 38103.

4.	PROFIT.

The Corporation is for profit.

5.	PURPOSES.

The purpose or purposes for which the Corporation is organized are, to the extent permitted by law:

(a)       To subscribe for, purchase, lease or otherwise acquire and to receive, own, hold, sell, exchange, lease, mortgage, pledge, assign or otherwise dispose of, and otherwise deal in and with “securities” (as such term is herein defined) issued or created by, or other property (real or personal) of any person, corporation, association, firm, trust, organization or other entity whatsoever, including but not limited to this corporation and any national banking association, state-chartered bank, savings bank and trust company, wherever located or organized and whether public, private or municipal, of this state, or any district, territory, subdivision, municipality or department thereof, or any other state or any district, territory, subdivision, municipality or department thereof, or any country, nation or government, or any district, territory, subdivision, municipality or department thereof; to possess and exercise any and all rights, powers and privileges of ownership of such securities or other property, including without limitation the right to vote on such securities; and to issue or deliver in payment or exchange, in whole or in part, for any such securities or other property, its own stock, bonds, notes or other obligations, or to make payment for any such securities or other property by any other lawful means; and to do any and all acts and things necessary or advisable for the preservation, protection, improvement or enhancement in value of any such securities or other property. The term “securities” as used in this Article 5 shall mean any and all shares, stocks, bonds, debentures, notes, mortgages, acceptances, evidences of indebtedness or obligations, certificates of interest or participation in any property or venture, scrip, interim receipts, voting trust certificates, instruments or interests commonly known as securities, and any and all certificates of interest or participation in, or of deposit of, any of the foregoing, or receipts for, guaranties of, or warrants or rights to subscribe for or purchase any of the foregoing.

(b)            To promote, finance and assist, financially or otherwise, whether by loan, guaranty, subsidy or otherwise, any person, corporation, partnership, association, firm, trust, organization or other entity in which the Corporation shall have any interest; to guarantee the payment of dividends on any stock or the payment of the obligations issued or incurred by any such person, corporation, partnership, association, firm, trust, organization or other entity, to issue its own stock, bonds or other obligations in payment or exchange for any securities or other property acquired (pursuant to a merger, consolidation or otherwise) by any such person, corporation, partnership, association, firm, trust, organization or other entity; and to do any and all other acts and things for the enhancement, protection or preservation of any securities which are in any manner, directly or indirectly, owned, held or guaranteed by the Corporation.

(c)            To render assistance, service, counsel and advice to, and to act as representative in any capacity (whether managing, operating, financial, purchasing, selling, advertising or otherwise) of any person, corporation, partnership, association, firm, trust, organization or other entity, including without limitation those in which the Corporation shall have any interest.

(d)            To acquire by purchase, lease, exchange or otherwise, to own, hold, use, manage, develop, improve and to sell, lease, mortgage, exchange and otherwise deal in, real estate and any interest or right therein and personal property of every class and description, either for is own account or for the account of others, to erect, construct, rebuild, repair, manage and control, lease, buy and sell, any and all kinds of and interest in real estate and personal property; and to engage generally in the business of operating and leasing real estate and personal property of every character and description.

(e)            To buy, sell, produce, manufacture and dispose of all kinds of goods, documents, instruments, general intangibles, chattel paper, accounts, contract rights, wares, foods, potables, merchandise, manufactures, commodities, furniture, machinery, tools, supplies and products of any kind, character or description whatsoever, and generally to engage in any mercantile, manufacturing or commercial business of any kind or character whatsoever throughout the world, and to do all things incidental to any such business or businesses.

(f)             To enter into any lawful arrangements for sharing profits, union of interest, reciprocal concession or cooperation, with any corporation, association, partnership, syndicate, entity, person or governmental, municipal or public authority, domestic or foreign in the carrying on of any business which the Corporation is authorized to carry on or any business or transaction deemed necessary, convenient or incidental to carrying out any of the purposes of the Corporation.

(g)            To issue bonds, debentures, convertible debentures, notes, commercial paper, or other obligations of this Corporation, from time to time for any of the objects or purposes of the Corporation and to secure the same by mortgage, pledge, deed of trust or otherwise.

(h)            To guarantee obligations of any other entity and to secure such guaranties by mortgage, pledge or otherwise by vote of a majority of the entire Board of Directors.

(i)              To indemnify the officers and directors during their term of office or thereafter for actions arising during their term of office, either directly or through the purchase of insurance, for expenditures as parties to suits by or in the right of the Corporation or other than by or in the right of the Corporation to the extent permitted by the statutes of Tennessee.

(j)             Without in any way limiting any of the objects or purposes or powers, whether primary or secondary of the Corporation, it is hereby expressly declared and provided that the Corporation shall have power to do all acts or things necessary, incidental or convenient to do, or calculated, directly or indirectly, to promote the interest of the Corporation, or enhance the value or render profitable any of its property or rights; and in carrying on its business or businesses, or for the purpose of obtaining or furthering any of its objects, to do any and all things and exercise any and all powers, rights and privileges which a corporation for profit may now or hereafter be permitted to do or to exercise under the laws of the State of Tennessee; and to do any and all of the acts and things herein set forth to the same extent as natural persons could do, and in any part of the world, as principal, factor, agent, contractor, trustee or otherwise, either alone or in syndicates, or otherwise in conjunction with any person, entity, syndicate, partnership, association or corporation, governmental or public bodies or authorities of any kind, domestic or foreign; to establish and maintain offices and agencies and to exercise all or any of its corporate powers and rights throughout the world.

(k)            To engage, in addition to the foregoing, in any lawful act or activity for which corporations may be organized under the Tennessee General Corporation Act.

(l)              It is the intention that the objects, purposes and powers specified in the fifth paragraph hereof shall, except where otherwise specified in said paragraph, be no-wise limited or restricted by reference to or inference from the terms of any other clause or paragraph in this Charter, but that the objects, purposes and powers specified in the fifth paragraph and in each of the clauses or paragraphs of this Charter shall be regarded as independent objects, purposes and powers.

The foregoing clauses shall be construed both as purposes and powers, and it is hereby expressly provided that the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of this Corporation.

6.	SHARES.

The maximum number of shares which the Corporation shall have authority to issue is as follows:

(a)            Four Hundred Million (400,000,000) shares of common stock of a par value of $0.625 each; and

(b)	Five Million (5,000,000) shares of preferred stock, having no par value.

7.	COMMENCEMENT OF BUSINESS.

The Corporation will not commence business until consideration of One Thousand Dollars ($1,000.00) has been received for the issuance of shares.

8.	PREEMPTIVE RIGHTS.

No shareholder of the Corporation shall because of his ownership of stock have a preemptive or other right to purchase, subscribe for or take any part of any stock or any part of the notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase stock of the Corporation issued, optioned or sold by it after its incorporation. Any part of the capital stock and any part of the notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase stock of the Corporation authorized by this Restated Charter or by any amendment duly filed, may at any time be issued, optioned for sale and sold or disposed of by the Corporation pursuant to a resolution of its Board of Directors to such persons and upon such terms as may to such Board seem proper without first offering such stock or securities or any part thereof to existing shareholders.

9.	COMMON STOCK.

The entire voting power of the Corporation shall be vested in the common stock; provided, however, that the Board of Directors is authorized by this Charter to issue, from time to time, serial preferred stock of the Corporation in one or more series each of which constitutes a separate class, and prior to issuance to fix and determine the distinguishing characteristics and rights, privileges and immunities of each such series. Such characteristics and rights, privileges and immunities may include, but are not limited to, the voting rights of such serial preferred stock, and such voting rights of such serial preferred stock may, if so determined by the Board of Directors prior to the issuance of such serial preferred stock, give to the holders of such serial preferred stock voting rights equal to, greater than or less than those of the holders of the common stock.

10.	SERIAL PREFERRED STOCK.

The shares of any preferred class may be divided into and issued in series. If the shares of any such class are to be issued in series, then each series shall be so designated to distinguish the series thereof from all the shares of all other series and classes. All shares of the same series shall be identical. Any or all of the series of any class may vary in the relative rights and preferences as between the different series to the extent permitted by the statutes of Tennessee. The Board of Directors shall have the authority to divide any or all such classes into series and, within the limitation of the statutes of the State of Tennessee and particularly Sections 48-502 and 48-503, fix and determine the relative rights and preferences of the shares of any series so established.

The Board of Directors is authorized to issue the preferred stock, without par value, in one or more series, from time to time with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions thereof, as may be provided in a resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors shall include, but not be limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (1) the number of shares and designation; (2) the dividend rate and whether dividends are to be cumulative; (3) whether shares are to be redeemable and, if so, the terms and amount of any sinking fund for the purchase or redemption of such shares; (4) whether shares shall be convertible and, if so, the terms and provisions applying; (5) what voting rights are to apply, if any; and (6) what restrictions are to apply, if any, on the issue or re-issue of any additional preferred stock.

Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP

A.            Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the “Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP” (the “Designated Preferred Stock”). The authorized number of shares of Designated Preferred Stock shall be 866,540.

B.             Standard Provisions. The Standard Provisions contained in Annex A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Article 10 to the same extent as if such provisions had been set forth in full at this place.

C.            Definitions. The following terms are used in this Article 10 (including the Standard Provisions in Annex A hereto) as defined below:

(a)               “Common Stock” means the common stock, par value $0.625 per share, of the Corporation.

(b)               “Dividend Payment Date” means February 15, May 15, August 15 and November 15 of each year.

(c)               “Junior Stock” means the Common Stock, and any other class or series of stock of the Corporation the terms of which expressly provide that it ranks junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation.

(d)               “Liquidation Amount” means $1,000 per share of Designated Preferred Stock.

(e)	“Minimum Amount” means $216,635,000.

(f)                “Parity Stock” means any class or series of stock of the Corporation (other than Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(g)	“Signing Date” means the Original Issue Date.

D.            Certain Voting Matters. Holders of shares of Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Designated Preferred Stock are entitled to vote, including any action by written consent.

11.	ADDITIONAL POWERS.

(a)            The Corporation shall have the right to purchase, take, receive or otherwise acquire, hold, own, pledge, transfer or otherwise dispose of its own shares; but purchases of its own shares, whether direct or indirect, shall be made only to the extent of unreserved and unrestricted earned or capital surplus available therefor.

(b)            Other provisions: Management. The Corporation shall be managed by the Board of Directors, which shall exercise all powers conferred under the laws of the State of Tennessee including without limitation the power:

(1)            To hold meetings, to have one or more offices, and to keep the books of the corporation, except as otherwise expressly provided by law, at such places, whether within or without the State of Tennessee, as may from time to time be designated by the Board.

(2)            To make, alter and repeal bylaws of the corporation, subject to the reserved power of the shareholders to make, alter and repeal bylaws.

(3)            To approve the issuance or sale of any of its authorized but unissued shares of any class, bonds or other securities and rights or options entitling the holders thereof to purchase from the corporation shares of any class or classes, to approve the purchase or other acquisition of or the reissuance, sale or other disposition of treasury shares; to fix the consideration to be received for such shares of any class, bonds or other securities, rights or options and to cause to be issued any such shares of any class, bonds or other securities, rights or options.

(4)            To use or apply any funds of the corporation lawfully available therefor for the purchase or acquisition of shares of the capital stock or bonds or other securities of the corporation, in the market or otherwise, at such price as may be fixed by the Board, and to such extent and in such manner and for such purposes and upon such terms as the Board may deem expedient and as may be permitted by law, and to sell, exchange, transfer, reissue or cancel such shares of the capital stock of the corporation upon such terms and for such consideration as it may deem proper.

(5)            To determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the corporation, or any of them, shall be open to the inspection of the shareholders, and no shareholder shall have any right to inspect any account, record, book or document of the corporation, except as conferred by the laws of the State of Tennessee or as authorized by the Board.

(6)            To remove any director for cause as defined by the laws of the State of Tennessee by a vote of a majority of the entire Board of Directors.

(7)            To fill any newly created directorships resulting from an increase in the number of directors and any vacancies occurring in the Board for any reason, (including removal of directors without cause by the shareholders or for cause by the Board of Directors or the shareholders.)

(8)            To designate an Executive Committee consisting of two or more directors and such other committees consisting of two or more persons, who may or may not be directors, and to delegate to such Executive Committee and other committees all such authority of the Board that it deems desirable within the limits prescribed by the statutes of the State of Tennessee.

(9)            To designate the officer or officers of the corporation who shall vote the shares of capital stock held by the corporation in other corporations and to authorize the execution of any proxy that may be necessary in connection therewith.

(10)         To take any action required or permitted of the Board without a meeting on written consent, setting forth the action so taken, sighed by all directors entitled to vote thereon.

12.	NUMBER, ELECTION AND TERMS OF DIRECTORS.

(a)            The number of directors of the Corporation which shall constitute the entire Board of Directors shall be fixed from time to time in the Bylaws of the Corporation. Any such determination shall continue in effect unless and until changed, but no such changes shall affect the term of any director then in office. At the annual meeting of shareholders that is held in calendar year 2008, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the annual meeting of shareholders that is held in calendar year 2011; provided, however, that any director whose term expires at the 2008 annual meeting solely due to the operation of Section 48-18-105(d) of the Tennessee Business Corporation Act shall be elected for the remainder of the term of the class of directors to which he or she has been assigned. Commencing at the annual meeting of shareholders that is held in calendar year 2009, directors shall be elected annually for terms of one year, except that any director in office at the 2009 annual meeting whose term expires at the annual meeting of shareholders held in calendar year 2010 or 2011 shall continue to hold office until the end of the term for which such director was elected. In all cases, directors shall hold office until their respective successors are duly elected and qualified.

(b)            Newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification or any other cause (except removal from office) shall be filled only by the Board of Directors, provided that a quorum is then in office and present, or only by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Any vacancies on the Board of Directors resulting from removal from office may be filled by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock or, if the shareholders do not so fill such a vacancy, by a majority of the directors then in office. Directors of the Corporation may be removed by the shareholders only for cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock.

(c)            The Bylaws or any Bylaw of the Corporation may be adopted, amended or repealed only by the affirmative vote of not less than a majority of the directors then in office at any regular or special meeting of directors, or by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all outstanding voting stock at any annual meeting or any special meeting called for that purpose. Any provision of the Charter which is inconsistent with any provision of the Bylaws of the Corporation may be adopted only by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all outstanding voting stock at any annual meeting or any special meeting called for that purpose.

(d)            Notwithstanding any other provisions of this Charter or the Bylaws of the Corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Charter, the Bylaws of the Corporation or otherwise), the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all outstanding voting stock shall be required to adopt any provisions inconsistent with, or to amend or repeal, this Article 12.

(e)            Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by the Corporation shall have the right, voting separately by class or by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Charter applicable thereto.

13.	VOTE REQUIREMENT FOR ELECTION OF DIRECTORS.

Except as provided in Article 12, each director shall be elected by the affirmative vote of a majority of the votes cast with respect to the director at any meeting of shareholders for the election of directors at which a quorum is present, provided that if, as of (a) the expiration of the time fixed under Section 3.6 of the Corporation’s Bylaws (or any successor provision) for advance notice of nomination of a director by a shareholder or, (b) in the absence of any such provision, a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees exceeds the number of positions on the Board of Directors to be filled by election at the meeting, the directors shall be elected by the vote of a plurality of the votes cast by the shares entitled to vote in the election at any such meeting. For purposes of this section, the “affirmative vote of a majority of the votes cast” means that the number of votes cast “for” a director exceeds the number of votes cast “against” that director.

14.	DIRECTOR LIABILITY.

No director shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Section 48-18-304, or any successor provision thereto, of the Tennessee Business Corporation Act.

15.	REGISTERED AGENT AND OFFICE.

The Corporation’s registered office is 165 Madison Avenue, Memphis, Shelby County, Tennessee 38103, and its registered agent at that office is Clyde A. Billings, Jr.

DATED: July 19, 2010

FIRST HORIZON NATIONAL CORPORATION

By: _/s/ Clyde A. Billings, Jr.________________
Clyde A. Billings, Jr., Corporate Secretary

ANNEX A

STANDARD PROVISIONS

Section 1.      General Matters. Each share of Designated Preferred Stock shall be identical in all respects to every other share of Designated Preferred Stock. The Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Designations. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Corporation.

Section 2.      Standard Definitions. As used herein with respect to Designated Preferred Stock:

(a)  “Applicable Dividend Rate” means (i) during the period from the Original Issue Date to, but excluding, the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 5% per annum and (ii) from and after the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 9% per annum.

(b)  “Appropriate Federal Banking Agency” means the ”appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(c)  “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Corporation’s stockholders.

(d)  “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(e)  “Bylaws” means the bylaws of the Corporation, as they may be amended from time to time.

(f)  “Certificate of Designations” means the Certificate of Designations or comparable instrument relating to the Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

(g)  “Charter” means the Corporation’s certificate or articles of incorporation, articles of association, or similar organizational document.

(h)	“Dividend Period” has the meaning set forth in Section 3(a).

(i)	“Dividend Record Date” has the meaning set forth in Section 3(a).

(j)	“Liquidation Preference” has the meaning set forth in Section 4(a).

(k)  “Original Issue Date” means the date on which shares of Designated Preferred Stock are first issued.

(l)	“Preferred Director” has the meaning set forth in Section 7(b).

(m)“Preferred Stock” means any and all series of preferred stock of the Corporation, including the Designated Preferred Stock.

(n)  “Qualified Equity Offering” means the sale and issuance for cash by the Corporation to persons other than the Corporation or any of its subsidiaries after the Original Issue Date of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Corporation at the time of issuance under the applicable risk-based capital guidelines of the Corporation’s Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008).

(o)	“Share Dilution Amount” has the meaning set forth in Section 3(b).

(p)  “Standard Provisions” mean these Standard Provisions that form a part of the Certificate of Designations relating to the Designated Preferred Stock.

(q)	“Successor Preferred Stock” has the meaning set forth in Section 5(a).

(r)  “Voting Parity Stock” means, with regard to any matter as to which the holders of Designated Preferred Stock are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the Certificate of Designations, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3.	Dividends.

(a)  Rate. Holders of Designated Preferred Stock shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum equal to the Applicable Dividend Rate on (i) the Liquidation Amount per share of Designated Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Designated Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date ( i.e. , no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period”, provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

Dividends that are payable on Designated Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends that are payable on Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Designated Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Holders of Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designations).

(b)  Priority of Dividends. So long as any share of Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Designated Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice, provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount; (ii) purchases or other acquisitions by a broker-dealer subsidiary of the Corporation solely for the purpose of market-making, stabilization or customer facilitation transactions in Junior Stock or Parity Stock in the ordinary course of its business; (iii) purchases by a broker-dealer subsidiary of the Corporation of capital stock of the Corporation for resale pursuant to an offering by the Corporation of such capital stock underwritten by such broker-dealer subsidiary; (iv) any dividends or distributions of rights or Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (v) the acquisition by the Corporation or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Corporation or any of its subsidiaries), including as trustees or custodians; and (vi) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock. “Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation’s consolidated financial statements most recently filed with the Securities and Exchange Commission prior to the Original Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Designated Preferred Stock and any shares of Parity Stock, all dividends declared on Designated Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Designated Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide written notice to the holders of Designated Preferred Stock prior to such Dividend Payment Date.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Designated Preferred Stock shall not be entitled to participate in any such dividends.

Section 4.	Liquidation Rights.

(a)  Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Designated Preferred Stock shall be entitled to receive for each share of Designated Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, subject to the rights of any creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Corporation ranking junior to Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the “Liquidation Preference”).

(b)  Partial Payment. If in any distribution described in Section 4(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution, holders of Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c)  Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d)  Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 5.	Redemption.

(a)  Optional Redemption. Except as provided below, the Designated Preferred Stock may not be redeemed prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date. On or after the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.

Notwithstanding the foregoing, prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption; provided that (x) the Corporation (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the “Minimum Amount” as defined in the relevant certificate of designations for each other outstanding series of preferred stock of such successor that was originally issued to the United States Department of the Treasury (the “Successor Preferred Stock”) in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Designated Preferred Stock (and any Successor Preferred Stock) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by the Corporation (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).

The redemption price for any shares of Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

(b)  No Sinking Fund. The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

(c)  Notice of Redemption. Notice of every redemption of shares of Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Designated Preferred Stock. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any other similar facility, notice of redemption may be given to the holders of Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d)  Partial Redemption. In case of any redemption of part of the shares of Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Designated Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e)  Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

(f)  Status of Redeemed Shares. Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Designated Preferred Stock).

Section 6.      Conversion. Holders of Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

Section 7.	Voting Rights.

(a)  General. The holders of Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b)  Preferred Stock Directors. Whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the authorized number of directors of the Corporation shall automatically be increased by two and the holders of the Designated Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (hereinafter the “Preferred Directors” and each a “Preferred Director”) to fill such newly created directorships at the Corporation’s next annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been declared and paid in full at which time such right shall terminate with respect to the Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause the Corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of the Corporation may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Designated Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Designated Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

(c)  Class Voting Rights as to Particular Matters. So long as any shares of Designated Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter, the vote or consent of the holders of at least 66 2/3% of the shares of Designated Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i)          Authorization of Senior Stock. Any amendment or alteration of the Certificate of Designations for the Designated Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Corporation ranking senior to Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(ii)         Amendment of Designated Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Designations for the Designated Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred Stock; or

(iii)        Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Designated Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such consummation, taken as a whole;

provided , however , that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by the Corporation to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Designated Preferred Stock.

(d)  Changes after Provision for Redemption. No vote or consent of the holders of Designated Preferred Stock shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

(e)  Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Designated Preferred Stock is listed or traded at the time.

Section 8.      Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for Designated Preferred Stock may deem and treat the record holder of any share of Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 9.      Notices. All notices or communications in respect of Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any similar facility, such notices may be given to the holders of Designated Preferred Stock in any manner permitted by such facility.

Section 10.    No Preemptive Rights. No share of Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 11.    Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.

Section 12.    Other Rights. The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

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